December 19, 2005


Mail Stop 4561

By U.S. Mail and Facsimile to (202) 336-7666

Richard L. Reed
Chief Financial Officer
National Consumer Cooperative Bank
1725 Eye Street N.W., Suite 600
Washington, D.C. 20006

Re:	National Consumer Cooperative Bank
	Form 10-K for Fiscal Year Ended December 31, 2004
	Filed April 1, 2005
	File No. 002-99779

Dear Mr. Reed:

      We have reviewed your response dated October 17, 2005, and have
the following additional comments.    Where indicated, we think
you
should revise future filings in response to these comments and provide us with a draft of your intended revisions. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Uses of Funds - Loans and Leases, page 20

1. We note your response to comment 8 of our letter dated
September
30, 2005. Please tell us whether upon the initial transfer of loans to the conduit you recorded any retained interests in the transferred loans. If so, tell us how the repurchase of the transferred loans impacted your accounting for such retained interests.

Consolidated Financial Statements

Note 16 - Long-Term Debt, page 51

2. Please revise future filings to provide the following disclosures as required by paragraph 22 of Rule 5-02 of Regulation S-X for each type of obligation:

* the general character of each type of debt including the rate of interest;
* the date of maturity, or, if maturing serially, a brief indication of the serial maturities;
* if the payment of principal or interest is contingent, an appropriate indication of such contingency;
* a brief indication of priority; and
* if convertible, the basis.

Note 24 - Financial Instruments with Off-Balance Sheet Risk and
Derivative Financial Instruments, page 59

3. We note your response to comment 13 of our letter dated
September
30, 2005 with respect to your fair value hedges of warehouse loans.
In your response you state that you maintain the existing hedge relationships when loans are swapped for MBS as part of the Fannie Mae program. In your response to comment 14 you also indicate that all hedging relationships are established at the individual loan level rather than for a pool of loans. Please advise us as follows with respect to such hedges:

* Tell us how you maintain the existing hedge relationship when loans are swapped for an MBS given the fact that you hedge each individual loan separately yet the MBS that you receive derives its value from a pool of underlying loans.

* Tell us whether you discontinue hedge accounting for the original hedge relationship once the loans are swapped for MBS and then re-designate a new hedging relationship with the MBS. Refer to paragraph 25 of SFAS 133.

4. We note your response to comment 13 of our letter dated
September
30, 2005 with respect to your fair value hedges of fixed-rate liabilities. In your response you state that the hedging relationship is incepted at the moment the rate is fixed on the debt.
Please advise us as follows with respect to such hedges:

* Clarify whether the hedging relationship is incepted on the date that the debt is issued (settlement date) or on the date a commitment is made (trade date.)

* Describe the market settlement conventions that you have defined for your issuances of long-term debt.

* If the inception of the hedge is prior to the actual issuance of the debt, tell us how you determined that this hedge qualified for shortcut treatment given that paragraph 68 of SFAS 133 is only applicable to "recognized" interest bearing assets and liabilities.

Note 27 - Loan Sales and Securitizations, page 66

5. Please revise future filings to provide the disclosures required by paragraphs 17(e) - (g) of SFAS 140 with respect to your securitization activities and servicing assets. Specifically disclose the methods and assumptions used to measure the fair values of servicing assets and other retained interests, including quantitative information about discount rates, expected prepayments and anticipated credit losses.

*	*	*


      	Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response indicating your intent to provide the requested disclosures in future filings. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	Please contact me if you have any questions regarding comments on the financial statements and related matters.
Sincerely,



Angela Connell
Senior Accountant
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Richard L. Reed
National Consumer Cooperative Bank
December 19, 2005
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